UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Nicholas J. Virca

President

324 South Hyde Park Avenue, Suite 350

Tampa, FL 33606

(813) 864-2559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 42278K 102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 01-0757659 Hedgepath, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 114,937,638 (1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 114,937,638 (1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 114,937,638 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.9% (1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Pursuant to a Debt Forgiveness Agreement, dated as of June 24, 2014 (the “Debt Forgiveness Agreement”), by and among HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Hedgepath, LLC, (“Hedgepath”), Hedgepath waived, canceled and forgave payment from the Issuer of an aggregate of $639,767 of indebtedness previously advanced by Hedgepath to the Issuer in exchange for 2,530,227 shares of common stock, par value $0.0001 per share (the “Common Stock”), 71,635.981 shares of Series A Convertible Preferred Stock, par value $0.0001 (the “Preferred Stock”) and a warrant to purchase 10,250,569 shares of Common Stock. Following consummation of the Debt Forgiveness Agreement, Hedgepath holds 241,636.72 shares of Preferred Stock which approximate the voting, economic and other rights of 82,156,842 shares of Common Stock. Additionally, pursuant to a Stock Purchase Agreement, dated as of June 24, 2014 (the “Stock Purchase Agreement”), Hedgepath purchased 20,000,000 shares of Common Stock at a purchase price of $0.075 per share for an aggregate purchase price of $1,500,000.
(2)	Assumes conversion of 241,636.72 shares of Preferred Stock into 82,156,842 shares of the Issuer’s Common Stock.
(3)	Based on 221,670,506 shares of Common Stock outstanding.

CUSIP 42278K 102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Black Robe Capital, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 114,937,638 (1)(2)(3)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 114,937,638 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 114,937,638 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.9% 1)(2)(3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Pursuant to the Debt Forgiveness Agreement by and among the Issuer and Hedgepath, Hedgepath waived, canceled and forgave payment from the Issuer of an aggregate of $639,767 of indebtedness previously advanced by Hedgepath to the Issuer in exchange for 2,530,227 shares of Common Stock, 71,635.981 shares of Preferred Stock and a warrant to purchase 10,250,569 shares of Common Stock. Following consummation of the Debt Forgiveness Agreement, Hedgepath holds 241,636.72 shares of Preferred Stock which approximate the voting, economic and other rights of 82,156,842 shares of Common Stock. Additionally, pursuant to the Stock Purchase Agreement, Hedgepath purchased 20,000,000 shares of Common Stock at a purchase price of $0.075 per share for an aggregate purchase price of $1,500,000.
(2)	Assumes conversion of 241,636.72 shares of Preferred Stock into 82,156,842 shares of the Issuer’s Common Stock.
(3)	Securities are owned directly by Hedgepath of which Black Robe Capital, LLC (“Black Robe”) is managing member with sole voting and dispositive powers. Accordingly, Black Robe may be deemed an indirect beneficial owner of the reported securities held by Hedgepath. Black Robe has a 26.5% ownership of Hedgepath. Black Robe otherwise disclaims beneficial ownership of the reported securities held by Hedgepath in which it does not have a pecuniary interest, and this disclosure shall not be deemed an admission that Black Robe is the beneficial owner of such securities for purposes of Section 16.
(4)	Based on 221,670,506 shares of Common Stock outstanding.

CUSIP 42278K 102

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Francis E. O’Donnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 114,937,638 (1)(2)(3)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 114,937,638 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 114,937,638 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.9% (1)(2)(3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Pursuant to the Debt Forgiveness Agreement by and among the Issuer and Hedgepath, Hedgepath waived, canceled and forgave payment from the Issuer of an aggregate of $639,767 of indebtedness previously advanced by Hedgepath to the Issuer in exchange for 2,530,227 shares of Common Stock, 71,635.981 shares of Preferred Stock and a warrant to purchase 10,250,569 shares of Common Stock. Following consummation of the Debt Forgiveness Agreement, Hedgepath holds 241,636.72 shares of Preferred Stock which approximate the voting, economic and other rights of 82,156,842 shares of Common Stock. Additionally, pursuant to the Stock Purchase Agreement, Hedgepath purchased 20,000,000 shares of Common Stock at a purchase price of $0.075 per share for an aggregate purchase price of $1,500,000.
(2)	Assumes conversion of 241,636.72 shares of Preferred Stock into 82,156,842 shares of the Issuer’s Common Stock.
(3)	Securities are owned directly by Hedgepath, of which Black Robe is the manager, with sole voting and dispositive powers, and Francis E. O’Donnell, Jr. is the manager of Black Robe. Dr. O’Donnell may be deemed an indirect beneficial owner of the reported securities and has sole voting and dispositive power over Black Robe. Dr. O’Donnell disclaims beneficial ownership of the reported securities held by Hedgepath in which he does not have a pecuniary interest, excluding for his 5.6% ownership in Hedgepath, and this disclosure shall not be deemed an admission that Dr. O’Donnell is the beneficial owner of such securities for purposes of Section 16.
(4)	Based on 221,670,506 shares of Common Stock outstanding.

This Amendment No. 1 to Schedule 13D amends that certain Schedule 13D (the “Schedule 13D”) filed on August 23, 2013 by HedgePath, Black Robe and Dr. O’Donnell (together, the “Reporting Persons”)

Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended to add the following disclosure in a new paragraph following the last sentence in Item 3 of Schedule 13D:

On September 3, 2013, the Issuer and Mayne Pharma International Pty Ltd ACN 007 870 984 (“Mayne International”) entered into a Supply and License Agreement (as amended December 17, 2013 and March 6, 2014, the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, were not undertaken (the “Conditions”).

On June 24, 2014, the Issuer and Mayne Pharma Ventures Pty Ltd ACN 168 896 357 (“Mayne Ventures”), as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Dr. O’Donnell, and Hedgepath (together, the “Parties”) consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Ventures. In connection therewith, the Issuer and Mayne Ventures entered into an Amended and Restated Supply and License Agreement (the “Amended Supply and License Agreement”) principally to eliminate the Conditions and related early termination rights of Mayne Ventures. Among the agreements that Parties entered into were the Debt Forgiveness Agreement and the Stock Purchase Agreement. Additionally, the Parties entered into an Equity Holders Agreement (as defined below).

On June 24, 2014, the Issuer and Hedgepath entered into the Debt Forgiveness Agreement pursuant to which Hedgepath waived, canceled and forgave payment from the Issuer of an aggregate of $639,767 of indebtedness previously advanced by Hedgepath to the Issuer in exchange for 2,530,227 shares of Common Stock, 71,635.981 shares of Preferred Stock and a warrant to purchase 10,250,569 shares of Common Stock.

Additionally, on June 24, 2014, the Issuer and Hedgepath entered into the Stock Purchase Agreement pursuant to which Hedgepath purchased 20,000,000 shares of Common Stock at a purchase price of $0.075 per share for an aggregate purchase price of $1,500,000 (the “HPLLC Purchase Price”). The HPLLC Purchase Price is payable as follows: (i) an advance payment of $125,000 made by Hedgepath to the Issuer on June 4, 2014 was deemed partial funding of the HPLLC Purchase Price; (ii) a payment of $125,000 was made by Hedgepath to the Issuer on the June 24, 2014; and (iii) the remaining $1,250,000 will been funded in monthly installments through December 31, 2014 pursuant to a promissory note (the “HPLLC Note”) issued by Hedgepath to the Issuer on the June 24, 2014.

Pursuant to the HPLLC Note, commencing on June 30, 2014 and ending on December 31, 2014, Hedgepath must make monthly payments to the Issuer in accordance with the terms and conditions of the HPLLC Note. The Issuer has the right, in its sole discretion, to request an advance payment of part or all of the principal of the HPLLC Note from Hedgepath. The HPLLC Note bears no interest except upon an event of default in which case interest accrues at 18% per annum. In the event that Hedgepath defaults on part or all of the HPLLC Note, the Issuer has the right to declare by written notice that Hedgepath forfeit some or all of the shares of Common Stock acquired in the Stock Purchase Agreement as well as 17,646.98 shares of Preferred Stock (or the Common Stock equivalent upon conversion thereof) held by Hedgepath.

On June 24, 2014, in fulfillment of one of the Conditions, and as a condition of the Securities Purchase Agreement, dated June 24, 2014, by and between the Issuer and Mayne Ventures, and in consideration for Mayne Ventures not exercising the Termination Right, the Issuer, Mayne Ventures, Hedgepath, Dr. O’Donnell and Virca (together, the “Equity Holder Parties”) entered into an Equity Holders Agreement (the “Equity Holders Agreement”). The Equity Holders Agreement governs the rights and obligations of each of the Equity Holder Parties as they pertain to the Issuer’s securities and to the present and future governance of the Issuer. Pursuant to the Equity Holders Agreement:

•	Mayne Ventures and Hedgepath each agreed not to offer, pledge, sell, contract to sell, swap or enter into any other transfer arrangement any securities of the Issuer until June 24, 2015 (the “Lock-Up Period”) without the prior written consent of the other Equity Holder Parties, except for in limited circumstances as described in the Equity Holders Agreement;

•	Mayne Ventures and Hedgepath each agreed that on August 14, 2014 (or within 2 business days thereafter) each will convert all of its Series A Preferred Stock into shares of Common Stock;

•	Mayne Ventures, Hedgepath, Virca and Dr. O’Donnell each agreed that during the Lock-Up Period none of them will own greater than 49.5% of the Common Stock of the Issuer on a fully-diluted basis (such ownership to include individual and affiliate ownership) and that after the Lock-Up Period and until August 14, 2019, each of the Equity Holder Parties will provide written notice to each of the other Equity Holder Parties if their ownership (together with affiliates) exceeds, or is going to exceed, 49.5%;

•	Mayne Ventures and its affiliates (the “Mayne Pharma Group”) have been granted a right of first refusal to purchase a pro rata share of any new securities issued by the Issuer, such pro rata share to be determined based upon the number of shares of Common Stock held by Mayne Pharma Group on a fully diluted basis as compared to the number of shares of Common Stock outstanding immediately prior to the offering of the new securities on a fully diluted basis;

•	Mayne Ventures has been granted the right until June 24, 2016 to introduce accredited investors to the Issuer to participate in a private offering of the Issuer’s securities (with some exceptions as described in the Equity Holders Agreement). In the event that the Issuer contemplates a private offering of its securities, such accredited investors introduced by Mayne Ventures will have the right to participate in up to 50% of the private offering;

•	The Issuer agrees not to amend its equity incentive plan (“EIP”) in any way during the Lock-Up Period without the written consent of Mayne Ventures;

•	The Equity Holder Parties agree that all awards included in the initial issuance of securities from the EIP are subject to restriction on exercise until the earlier of: (i) September 3, 2016 and (ii) the receipt of written notice of acceptance for the filing of a new drug application by the Issuer for the Product in the Field by the relevant regulatory authority, provided that any awards granted after the Effective Date are not subject to this restriction;

•	Mayne Ventures has the right to immediately designate one director to the Issuer’s Board of Directors (the “Board”) and to designate a second director if the size of the Board is increased to seven directors until the earlier to occur of: (i) the date that the Amended and Restated Supply and License Agreement is terminated or expires, or (ii) the date on which the Mayne Pharma Group ceases to own ten percent (10%) or more of the issued and outstanding Common Stock on a fully diluted basis (the “Voting Rights Termination Date”);

•	The Equity Holder Parties agree that, for as long as Mayne Ventures has the right to designate a director to the Board, all of the Equity Holder Parties will vote their shares in favor of appointing the Mayne Ventures candidate to the Board;

•	The Equity Holder Parties agree not to increase or decrease the size of the Board except with the unanimous consent of the Board until the Voting Rights Termination Date;

•	Until the Voting Rights Termination Date, the Equity Holder Parties agree that any replacement or removal of Virca requires the unanimous approval of the Board;

•	Until the Voting Rights Termination Date, the Equity Holder Parties agree that any replacement or removal of Dr. O’Donnell requires the approval of all of the members of the Board except for Dr. O’Donnell;

•	Mayne Ventures has a right of first refusal to purchase any shares of Common Stock being transferred or sold by the individual account of Dr. O’Donnell or Virca except for certain exempt transfers as described in the Equity Holders Agreement;

•	The Equity Holder Parties agree that if Hedgepath defaults under the Hedgepath Note or breaches any provisions of the Hedgepath Note then the Issuer has the right to declare that 17,646.98 shares of Series A Preferred Stock (or the Common Stock equivalent upon conversion thereof) be forfeited and Mayne Ventures has the right to purchase such forfeited shares; and

•	The Equity Holder Parties agree that if Hedgepath defaults under the Hedgepath Note or breaches any provisions of the Hedgepath Note, then Mayne Ventures has the right to demand the resignation of Dr. O’Donnell.

In addition to the foregoing, the Equity Holder Parties also agreed that the Issuer would seek to meet certain goals for the commercialization of the Product (the “Commercialization Goals”) and certain funding goals for the Issuer (the “Funding Goals”). In the event that the Issuer fails to achieve the Commercialization Goals or the Funding Goals, Mayne Ventures has the right to demand the resignation of Dr. O’Donnell and/or Virca from their positions with the Issuer. In the event that Dr. O’Donnell or Virca do not submit their resignations in a timely manner, Mayne Ventures can terminate the Amended and Restated Supply and License Agreement. Additionally, if the Commercialization Goals are not achieved, the Issuer has the right to declare that Hedgepath forfeit 17,646.98 shares of Series A Preferred Stock (or the Common Stock equivalent upon conversion thereof).

If Dr. O’Donnell or Virca are required to resign pursuant to the Equity Holders Agreement, then, among other things, Dr. O’Donnell or Virca, as the case may be, will forfeit all then unvested options, warrants, restricted stock units, or other right to acquire Common Stock (or securities convertible into Common Stock). Furthermore, upon such resignation or termination, Mayne Ventures will have the right to purchase by written notice to Dr. O’Donnell or Virca, as the case may be, all Issuer securities owned by Dr. O’Donnell or Virca, including vested options, vested warrants, vested restricted stock units and the like individually held by Dr. O’Donnell and/or Virca or otherwise transferred by either of them, as the case may be, at the fair market value (as such term is defined in the Equity Holders Agreement) as of the date of such resignation or termination.

The Equity Holders Agreement terminates (i) if the Issuer receives an adjudication of bankruptcy, the Issuer executes an assignment for the benefit of creditors, a receiver is appointed for the Issuer or the Issuer is voluntarily or involuntarily dissolved or (ii) if the Issuer, Hedgepath and Mayne Ventures expressly agree in writing. Additionally, certain limited provisions of the Equity Holders Agreement terminate at such time as the Mayne Pharma Group collectively owns less than ten percent (10%) of the Common Stock on a fully diluted basis.

A more detailed description of the transactions relating to the Supply and License Agreement in this Item 3 is provided in the Issuer’s Current Report on Form 8-K filed on June 30, 2014 (the “June 8-K”). Additionally, each of the Amended Supply and License Agreement, Debt Forgiveness Agreement, Stock Purchase Agreement and Equity Holders Agreement are attached as exhibits to the June 8-k and description of such agreements are qualified in their entirety to the text of the exhibits attached to the June 8-K, which is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is amended to add the following disclosure in a new paragraph following the last sentence of paragraph four of Item 4:

The information set forth in Item 3 of Amendment No. 1 to Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of the Schedule 13D and this Amendment No. 1 to Schedule 13D are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2014

HEDGEPATH, LLC

By:	BLACK ROBE CAPITAL, LLC, its manager

By:	/s/ Francis E. O’Donnell, Jr.
Name: Francis E. O’Donnell, Jr.
Title: Manager

/s/ Francis E. O’Donnell, Jr.
FRANCIS E. O’DONNELL, JR.